Meadow Valley Corporation
4602 East Thomas Road
Phoenix, Arizona 85018
November 10, 2008
Mr. Dietrich King
Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Meadow Valley Corporation
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed October 27, 2008
File No. 000-25428

Amendment No. 1 to Schedule 13E-3
Filed October 27, 2008
File No. 005-48695
Dear Mr. King:
     This letter responds to the letter of the staff of the Securities and Exchange Commission (the “Staff”), dated November 6, 2008, to David D. Doty, Chief Financial Officer of Meadow Valley Corporation (the “Company” or “Meadow Valley”), regarding Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A, File No. 000-25428 (the “Preliminary Proxy Statement”), and Amendment No. 1 to Schedule 13E-3 (“Schedule 13E-3”), File No. 005-48695, both filed on October 27, 2008.
     This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response. Please note that the Company has not received the information from Thomas Lloyd necessary to respond to Staff Comment 12, but will amend the Preliminary Proxy Statement in a subsequent amendment to address the comment. The Company is submitting this response letter and filing Amendment No. 2 to Preliminary Proxy Statement and Amendment No. 2 to Schedule 13E-3 (“the Schedule 13E-3/A”) to start the Staff’s review and clear the Staff’s other comments.
General
     Staff Comment:
1.	We note the penultimate paragraph of your counsel’s response letter; however, an authorized company representative must directly provide the Tandy representations. The company should submit on EDGAR a separate letter including the Tandy representations.

Deitrich King, Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
November 10, 2008

     Company Response
          In response to the Staff’s comment, this response letter is from the Company and includes the Tandy representations.
     Staff Comment:
2.	Please note that comments regarding your confidential treatment request will be sent under separate cover and must be addressed before clearing your filings.
     Company Response
          We acknowledge the Staff’s comment regarding the Company’s confidential treatment request.
Schedule 13E-3
General
     Staff Comment:
3.	We note your response to comment 1 in our letter dated October 17, 2008. It would appear that Insight Equity Holdings LLC controls the Insight affiliated entities that are identified as filing persons. Please refer to the definition of “control” in Exchange Act rule 12b-2. Please provide us with your analysis supporting your determination that Insight Equity Holdings LLC is not a filing person.
     Company Response
          In response to the Staff’s comment, upon consideration of Section II.D.3 of the Current Issues Outline dated November 14, 2000 and the definition of “control” in Exchange Act Rule 12b-2, Insight Equity Holdings LLC has been added as a filing person on the cover of the Schedule 13E-3/A. The Schedule 13E-3/A and the disclosure on pages 53 and 100 of the Preliminary Proxy Statement have been revised to include Insight Equity Holdings LLC as a filing person and provide the information required by Schedule 13E-3 and its instructions for such entity.
Proxy Statement
Interests of Meadow Valley’s Officers and Directors in the Merger, page 4
     Staff Comment:
4.	We note your response to comment 10 in our letter dated October 17, 2008. Please also quantify in dollars the interests in the second and third bullet points, and the fourth bullet point with respect to your executive officers and directors.

Deitrich King, Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
November 10, 2008

     Company Response
          In response to the Staff’s comment, the Company has amended the Preliminary Proxy Statement on pages 4 and 5 to quantify in dollars the respective interests described therein. The Company respectfully submits that the Class B-1 interests have no immediate economic value and no readily ascertainable long term value. The Class B-1 interests will participate in the net cash flow of the company following the closing of the merger if, and only if, the Class A-1 interests realize a full return of invested capital plus a preferred return. Consequently, it is not possible to assign a value to the Class B-1 interests as such interests are entirely dependent on the company’s future performance, which is uncertain.
Special Factors, page 16
Background of the Merger, page 16
     Staff Comment:
5.	We note your response to comment 14 in our letter dated October 17, 2008 and disagree. Your disclosure regarding the relationship among YVM and Messrs. Larson and Nelson remains unclear in this section. Please provide the requested disclosure. Also clarify why YVM was not a party to the final transaction and disclose when the decision was made to have YVM not participate in the transaction.
     Company Response
          In response to the Staff’s comment, the disclosure on page 16 of the Preliminary Proxy Statement has been revised to provide the disclosure requested in the Staff’s previous comment 14. In addition, the disclosure on page 30 of the Preliminary Proxy Statement has been revised to clarify why YVM was not a party to the final transaction and to disclose when the decision was made to have YVM not participate in the final transaction.
     Staff Comment:
6.	We note your response to comment 2 in our letter dated October 17, 2008 and your reference to the 13D/A filed on July 29, 2008. It is not apparent, however, that all the requisite filings for YVM were made. For example, we note that although YVM was a signatory to the term sheet dated April 2, 2008 for the merger agreement, by the time of the filing of the 13D/A, YVM no longer was slated to have an interest in the merger transaction or hold an interest in the post-merger entity. Please advise us of why an amended 13D/A filing did not occur until July 29, 2008.
     Company Response
          In response to the Staff’s comment, the Staff is respectfully advised that an amended Schedule 13D/A was not filed until July 29, 2008 because no material change occurred between the date of the original Schedule 13D and July 28, 2008. Rule 13d-2 requires the filing of an amendment to the Schedule 13D if any material change occurs in the facts set forth in the Schedule 13D. The reporting persons do not believe that whether YVM was a party to the transaction was material, as it did not change the substance of the transaction, it did not change the ownership or control of any of the shares set forth in the Schedule 13D, and it did not affect the consideration to be received by the Company’s stockholders in the transaction. Additionally, while Insight Equity began structuring and negotiating the transaction subsequent to April 2, 2008 without the use of YVM, the reporting persons listed on the Schedule 13D did not know with certainty that YVM would not be a party to the transaction until the final transaction documents were signed (see response #5 above). As a result, the reporting persons do not believe that an amendment to the Schedule 13D was required until the definitive transaction documents were executed. When the definitive transaction documents were executed, neither YVM nor Mr. Furman was a party to those documents. As a result, an amended Schedule 13D/A was filed removing them as filing persons.

Deitrich King, Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
November 10, 2008

Reasons for the Merger and Recommendation of the Special Committee and Board of Directors, page 36
     Staff Comment:
7.	We note your response to comment 18 in our letter dated October 17, 2008 and reissue the comment. Revise to specifically address the reasons of each filing person for engaging in a going private transaction at this time. For example, although you provide bullet-point disclosure regarding the assessment by the special committee of the terms of the merger, we were unable to locate disclosure explaining why the committee decided to engage in the transaction at this time versus any other time. Please revise your disclosure accordingly. See Item 1013(c) of Regulation M-A.
     Company Response
          In response to the Staff’s comment, the Company has amended the Preliminary Proxy Statement on pages 39 and 41 to provide the requested disclosure. The Company supplementally advises the Staff that no additional disclosure has been added with respect to the Insight filing persons regarding the decision to engage in the merger at this time since Insight is a private equity fund and seeks to make acquisitions of and/or investments in companies from time to time as part of its normal course of doing business.
Opinion of Morgan Joseph to the Special Committee, page 41
     Staff Comment:
8.	We note your response to comment 22 in our letter dated October 17, 2008. Please clarify in the last paragraph on page 42 whether Morgan Joseph was advised by Meadow Valley’s management that Meadow Valley’s forecasts and projections were reasonably prepared based on the best current estimates and judgment of management.
     Company Response
          In response to the Staff’s comment, the Company has amended the Preliminary Proxy Statement on page 43 to clarify that Morgan Joseph was advised by Meadow Valley’s management that Meadow Valley’s forecasts and projections were reasonably prepared based on the best current estimates and judgment of management.

Deitrich King, Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
November 10, 2008

Reports of Alvarez & Marsal to the Special Committee, page 45
     Staff Comment:
9.	We note your response to comment 26 in our letter dated October 17, 2008. As previously requested, please describe the Alvarez & Marsal presentation materials in greater detail, including the procedures followed; the findings and recommendations; and the bases for and methods of arriving at such findings and recommendations. For each of the bullet points listed under the presentation materials, discuss the material calculations and conclusions for each analysts.
     Company Response
          In response to the Staff’s comment, the Company respectfully submits that the procedures followed by Alvarez & Marsal are included in the Preliminary Proxy Statement on page 48. With respect to the other requested disclosures, the Company has amended the Preliminary Proxy Statement on pages 48 through 51 to provide such disclosures.
     Staff Comment:
10.	Although you have filed the materials relating to the March 25, 2008 meeting as an exhibit to the Schedule 13E-3, these materials still do not appear to be summarized in the proxy statement. Please revise the proxy statement to include a summary of these materials.
     Company Response
          In response to the Staff’s comment, the Company has amended the Preliminary Proxy Statement on page 24 to summarize the March 25th materials.
Report of AccuVal Associates, Incorporated, page 54
     Staff Comment:
11.	We note your response to comment 28 in our letter dated October 17, 2008. Based on the appraisal report filed as Exhibit (c)(7) to Schedule 13E-3, it appears that the amount of net and gross orderly liquidation values should be disclosed and reconciled to the report.
     Company Response
          In response to the Staff’s comment, the Company has amended the Preliminary Proxy Statement on page 57 to disclose and clarify the net and gross orderly liquidation values.

Deitrich King, Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
November 10, 2008

Financial Projections, page 56
     Staff Comment:
12.	We note your response to comment 29 in our letter dated October 17, 2008. Please describe ThomasLloyd’s presentation materials (tiled as Exhibit (c)(5) to Schedule 13E- 3) in greater detail, including the procedures followed; the findings and recommendations; and the bases for and methods of arriving at such findings and recommendation.
     Company Response
          In response to the Staff’s comment, the Company acknowledges the Staff’s comment and will address the comment in a subsequent amendment to the Preliminary Proxy Statement.
The Merger Agreement, page 72
     Staff Comment:
13.	We note your response to comment 34 in our letter dated October 17, 2008, as previously requested, please provide disclosure in the second paragraph acknowledging that if specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided corrective disclosure in the filing.
     Company Response
           In response to the Staff’s comment, the Company acknowledges its obligation to avoid any material misrepresentation or omission. The Company further acknowledges that to the extent it becomes aware of any breach of the merger agreement that could have a material affect on the merger, whether it is a breach of a representation, warranty or covenant, that the Company would make any disclosure necessary to comply with applicable securities laws.
*          *          *          *
     The Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Registration Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Deitrich King, Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
November 10, 2008

          If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (602) 437-5400.
Sincerely,
/s/  David D. Doty
David D. Doty
Chief Financial Officer
Enclosures

cc:	David D. Doty, Meadow Valley Corporation
Ronald J. Lieberman, Hunton & Williams LLP
Brian H. Blaney, Greenberg Traurig, LLP